NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 24, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 13, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger beween Kayne Anderson NextGen Energy & Infrastructure, Inc. (KMF) and Kayne Anderson Energy Infrastructure Fund, Inc. (KYN) became effective before market open on November 13, 2023. KMF common stockholders will be entitled to receive, at the election of holders, either (i) shares of KYN common stock equal to 100% of the NAV as of on the business day prior to the closing of the Merger - OR - (ii) an amount of cash equal to 95% of the NAV as of on the business day prior to the closing of the Merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 13, 2023.